Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports First Quarter 2011

Unaudited Financial Results

(Beijing — May 19, 2011) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2011.

William Ding, Chief Executive Officer and Director of NetEase, stated, “For the first quarter, total revenues from online games increased by approximately 28% year-over-year, driven by higher revenue contributions from our self-developed games, namely Heroes of Tang Dynasty, Fantasy Westward Journey, Westward Journey Online II and Tianxia II, along with continued revenue growth from World of Warcraft®, a game licensed from Blizzard Entertainment.  Online game revenue decreased by 3% quarter-over-quarter mainly due to seasonality.  Fantasy Westward Journey and Westward Journey Online II continued to perform well due to well-received promotional campaigns during the first quarter, along with favorable response to the latest expansion pack for Fantasy Westward Journey released in January 2011.  As a game in its eighth year of commercial operation, we were tremendously pleased with Westward Journey Online II’s new record quarterly revenue in the current quarter as well as a new record number of peak concurrent users, resulting from players’ positive response to the promotional activities held during the recent Labor Day holidays in China.  We plan to keep working hard to make the game a continued success.  Our newer games Heroes of Tang Dynasty and Tianxia II also continued to show solid growth.  Moreover, we concluded the open beta test for Blizzard Entertainment’s StarCraft® II in China during the first quarter and commenced commercial operation on April 6, 2011.  StarCraft II holds the record for fastest-selling strategy game of all time, and we are delighted to bring this exciting gaming experience to Chinese players.”

“A new expansion pack for Tianxia II was released in April 2011, and we plan to launch an advanced version for this game in the third quarter of 2011.  In addition, we are currently on schedule to release the next expansion packs for Heroes of Tang Dynasty and Westward Journey Online II during the second quarter of 2011 and the next expansion pack for Legend of Westward Journey and Westward Journey: Genesis during the third quarter of 2011.  In view of the outstanding user statistics performance during the limited closed beta testing for Ghost in the first quarter, we started the unlimited closed beta testing for this game in April and also plan to launch its next new expansion pack in the second half of 2011.  Next, I would like to talk about our new 2.5D turn-based MMORPG, Legend of Fairy which has just entered limited closed beta testing in early May.  In this game, players can enjoy an exciting and adventurous journey in a European-styled fantasyland.  Unlike traditional online games, this new game allows players to freely change characters, skills and attributes, allowing for evolving combat experiences as the game progresses.  We plan to proceed with its unlimited closed beta in the second half of 2011.”

Mr. Ding continued, “Advertising services revenue grew 39% year-over-year due to increasing demand for advertising services, particularly from the automobile and Internet services sectors.  The quarter-over-quarter revenue decline of approximately 46% from our strong fourth quarter 2010 reflects typical industry seasonality and the non-recurring impact from our 2010 Asian Games sponsorship.  During the first quarter of 2011, we were pleased to launch our newly developed mobile news application software for smart-phones, which instantly became a top app download.  We remain committed to addressing advertisers’ growing demand by offering unique content innovation, service integration and new product development.”

Mr. Ding concluded, “We regret to announce that Mr. Zhonghui Zhan has resigned from his position as the Company’s Chief Operating Officer effective May 15, 2011 for personal reasons.  Zhonghui has been a valuable member of our management team and has made significant contributions to our business over the years.  He first joined NetEase in 1999, holding various positions culminating in Co-Chief Operating Officer in May 2006 and Chief Operating Officer in March 2009.  I am personally grateful to him for his leadership, expertise and dedication.”

First Quarter 2011 Financial Results

Revenues

Total revenues for the first quarter of 2011 were RMB1.5 billion (US$234.9 million), compared to RMB1.7 billion and RMB1.2 billion for the preceding quarter and the first quarter of 2010, respectively.

Revenues from online games were RMB1.4 billion (US$211.6 million) for the first quarter of 2011, compared to RMB1.4 billion and RMB1.1 billion for the preceding quarter and the first quarter of 2010, respectively.

Revenues from advertising services were RMB126.8 million (US$19.4 million) for the first quarter of 2011, compared to RMB233.7 million and RMB91.5 million for the preceding quarter and the first quarter of 2010, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB25.7 million (US$3.9 million) for the first quarter of 2011, compared to RMB23.3 million and RMB18.1 million for the preceding quarter and the first quarter of 2010, respectively.

Gross Profit

Gross profit for the first quarter of 2011 was RMB985.0 million (US$150.4 million), compared to RMB1.1 billion and RMB772.4 million for the preceding quarter and the first quarter of 2010, respectively. The quarter-over-quarter decrease in gross profit was primarily due to the decrease in revenues from advertising services and online games, partially offset by decreases in information costs and incentive compensation, resulting from decreased advertising services revenue.  The quarter-over-quarter decrease in advertising services revenue was primarily due to seasonality and the non-recurring advertising revenue from our 2010 Asian Games sponsorship.  The slight quarter-over-quarter decrease in online game revenue was primarily due to reduced revenue from World of Warcraft, a licensed game from Blizzard Entertainment, resulting from seasonality and a reduced level of promotional activities during the first quarter of 2011.

The year-over-year increase in gross profit was primarily attributable to increased revenues from both the online games and advertising businesses, partially offset by increased cost of revenues from the online games business. The year-over-year increase in online games revenue was primarily driven by increased revenues from the Company’s various self-developed games as well as increased revenue from World of Warcraft.  Revenue from self-developed games increased primarily as a result of various expansion packs and promotional activities in the first quarter of 2011, as well as the commercial launch of Heroes of Tang Dynasty in April 2010. The year-over-year increase in revenue from World of Warcraft was mainly due to the release of the Wrath of the Lich King™ expansion pack in August 2010. The year-over-year increase in cost of revenue for the online games business was mainly due to increased royalties and consultancy fees related to World of Warcraft operations and increased staff-related costs, resulting from increased headcount in the current quarter.

The year-over-year increase in advertising services revenue was primarily due to continued rising demand for advertising services, primarily from the automobile and Internet services sectors.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the first quarter of 2011 was 70.0%, compared to 71.8% and 71.9% for the preceding quarter and the first quarter of 2010, respectively.

Gross profit margin for the advertising business for the first quarter of 2011 was 33.4%, compared to 53.5% and 16.9% for the preceding quarter and the first quarter of 2010, respectively.  The quarter-over-quarter decrease in gross profit margin was mainly due to the significant decline in advertising service revenue, partially offset by lower cost of revenue in the current quarter for reasons explained above.  The year-over-year increase in gross profit margin was primarily due to increased advertising service revenue, partially offset by increased revenue sharing costs and staff-related costs, resulting from increased headcount during the first quarter of 2011.

Gross loss margin for the WVAS and others business for the first quarter of 2011 was 21.6%, compared to 19.7% and 35.9% for the preceding quarter and the first quarter of 2010, respectively.

Operating Expenses

Total operating expenses for the first quarter of 2011 were RMB292.0 million (US$44.6 million), compared to RMB320.7 million and RMB217.4 million for the preceding quarter and the first quarter of 2010, respectively. The quarter-over-quarter decrease in operating expenses was primarily due to reduced selling and marketing expenses, resulting from reduced marketing promotional activities for certain self-developed games and World of Warcraft.  The year-over-year increase in operating expenses was primarily due to increased selling and marketing expenses related to Westward Journey Online II, Heroes of Tang Dynasty and Ghost, and increased staff-related costs, resulting primarily from increased headcount in the general administration and research and development areas.  In addition, share-compensation costs grew by RMB20.4 million year-over-year, resulting mainly from restricted share unit awards first granted by the Company in June 2010.

Net Profit

Net profit for the first quarter of 2011 totaled RMB737.4 million (US$112.6 million), compared to RMB712.5 million and RMB452.3 million for the preceding quarter and the first quarter of 2010, respectively.  During the first quarter of 2011, the Company reported a net foreign exchange gain of RMB25.3 million (US$3.9 million), compared to net foreign exchange losses of RMB36.4 million and RMB39.5 million for the preceding quarter and the first quarter of 2010, respectively.

The quarter-over-quarter and year-over-year foreign exchange gains/losses were mainly due to the translation gains/losses arising from the Company’s Euro-denominated bank deposit balances as of March 31, 2011 as the exchange rate of the Euro against the RMB fluctuated over the periods.  NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.86 each for the first quarter of 2011.  The Company reported basic and diluted earnings per ADS of US$0.84 and US$0.83 for the preceding quarter and US$0.53 each for the first quarter of 2010.

Income Taxes

The Company recorded a net income tax charge of RMB37.2 million (US$5.7 million) for the first quarter of 2011, compared to RMB83.2 million and RMB94.5 million for the preceding quarter and for the first quarter of 2010, respectively.  The effective tax rate for the first quarter of 2011 was 4.8% as compared to 10.3% for the preceding quarter and 17.4% for the first quarter of 2010.

The Company’s various principal subsidiaries’ enjoyed the preferential enterprise income tax rate of 15% as High and New Technology Enterprises from 2008 to 2010. These subsidiaries are currently in the process of applying to renew the New and High Technology Enterprises qualification and expect to be able to retain this qualification for 2011 to 2013 as the qualification criteria remain unchanged. Accordingly, this preferential tax rate has been applied for these subsidiaries in the Company’s estimated annual effective tax rate for 2011, though the Company cautions that it cannot be certain such applications will be approved. The quarter-over-quarter decrease in effective tax rate was mainly due to the recognition of a tax benefit of approximately RMB47.1 million (US$7.2 million) related to fiscal year 2010 upon receiving the Key Software Enterprises status during the first quarter of 2011.  The year-over-year decrease in effective tax rate was mainly due to the above-mentioned tax benefit.  In addition, one of the Company’s other subsidiaries was recognized as a Software Enterprise in the fourth quarter of 2010 resulting in tax-exempt status for 2010 and 2011.

Other Information

As of March 31, 2011, the Company’s total cash and time deposit balance was RMB10.4 billion (US$1.6 billion), compared to RMB9.5 billion, as of December 31, 2010.  Cash flow generated from operating activities was RMB969.3 million (US$148.0 million) for the first quarter of 2011, compared to RMB901.5 million and RMB676.5 million for the preceding quarter and the first quarter of 2010, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5483 on March 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2011, or at any other certain date.  The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in process.  In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2010.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 18, 2011 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 19, 2011).  NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4435523#.  The replay will be available through June 1, 2011.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft and StarCraft II.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free email services in China.  Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:  the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost and Legend of Fairy or expansion packs and other improvements to its existing games, including its planned expansion packs for Heroes of Tang Dynasty, Westward Journey Online II and Westward Journey: Genesis, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business and online games business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,285,137	1,669,597	254,966
Time deposits	8,193,972	8,689,695	1,327,015
Restricted cash	140,599	140,761	21,496
Accounts receivable, net	256,335	181,098	27,656
Prepayments and other current assets	678,793	719,845	109,929
Deferred tax assets	72,059	80,268	12,258
Total current assets	10,626,895	11,481,264	1,753,320

Non-current assets:
Property, equipment and software, net	755,778	765,933	116,967
Land use right, net	12,046	11,982	1,830
License right, net	144,637	127,817	19,519
Deferred tax assets	1,530	2,504	382
Other long-term assets	45,776	52,274	7,983
Total non-current assets	959,767	960,510	146,681
Total assets	11,586,662	12,441,774	1,900,001

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	130,558	107,854	16,471
Salary and welfare payables	181,973	117,039	17,873
Taxes payable	289,332	294,399	44,958
Deferred revenue	773,952	865,059	132,104
Accrued liabilities and other payables	452,412	490,300	74,874
Total current liabilities	1,828,227	1,874,651	286,280

Long-term payable:
Other long-term payable	33,342	27,671	4,226
Deferred tax liabilities	1,455	2,237	342
Total long-term payable	34,797	29,908	4,568

Total liabilities	1,863,024	1,904,559	290,848

Total NetEase.com, Inc.’s equity	9,740,811	10,557,202	1,612,205
Non-controlling interests	(17,173)	(19,987)	(3,052)
Total shareholders’ equity	9,723,638	10,537,215	1,609,153
Total liabilities and shareholders’ equity	11,586,662	12,441,774	1,900,001

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)
	(Revised, Note 3)
Revenues:
Online game services	1,085,322	1,422,408	1,385,643	211,603
Advertising services	91,548	233,701	126,828	19,368
Wireless value-added services and others	18,060	23,301	25,680	3,922

Total revenues	1,194,930	1,679,410	1,538,151	234,893
Business taxes	(30,442)	(45,671)	(38,200)	(5,834)

Total net revenues	1,164,488	1,633,739	1,499,951	229,059

Total cost of revenues	(392,040)	(520,325)	(514,990)	(78,645)

Gross profit	772,448	1,113,414	984,961	150,414

Operating expenses:
Selling and marketing expenses	(107,678)	(180,789)	(130,345)	(19,905)
General and administrative expenses	(39,191)	(53,805)	(63,332)	(9,672)
Research and development expenses	(70,566)	(86,151)	(98,306)	(15,012)
Total operating expenses	(217,435)	(320,745)	(291,983)	(44,589)

Operating profit	555,013	792,669	692,978	105,825
Other income (expenses):
Investment income	76	76	82	13
Interest income	30,785	41,173	51,363	7,844
Exchange gains (losses)	(39,480)	(36,432)	25,274	3,860
Other, net	(2,750)	6,358	2,084	318

Net income before tax	543,644	803,844	771,781	117,860
Income tax	(94,515)	(83,182)	(37,208)	(5,682)

Net income after tax	449,129	720,662	734,573	112,178
Net loss (income) attributable to non-controlling interests	3,129	(8,139)	2,814	430
Net income attributable to the NetEase.com, Inc.’s shareholders	452,258	712,523	737,387	112,608

Earnings per share, basic	0.14	0.22	0.23	0.04
Earnings per ADS, basic	3.49	5.48	5.66	0.86
Earnings per share, diluted	0.14	0.22	0.23	0.04
Earnings per ADS, diluted	3.47	5.45	5.63	0.86

Weighted average number of ordinary shares outstanding, basic	3,239,858	3,251,764	3,255,764	3,255,764
Weighted average number of ADS outstanding, basic	129,594	130,071	130,231	130,231
Weighted average number of ordinary shares outstanding, diluted	3,259,490	3,265,856	3,273,909	3,273,909
Weighted average number of ADS outstanding, diluted	130,380	130,634	130,956	130,956

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	449,129	720,662	734,573	112,178
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	58,839	57,526	65,706	10,034
Share-based compensation cost	5,861	24,508	38,238	5,839
Allowance for (reversal of) provision for doubtful debts	(9,361)	1,466	(1,366)	(209)
Loss on disposal of property,equipment and software	10,538	154	4	1
Unrealized exchange losses/(gains)	50,301	33,960	(31,077)	(4,746)
Deferred income taxes	11,949	16,487	(8,401)	(1,283)
Net equity share of losses (gains) from associated companies	132	(246)	330	50
Others	—	—	(162)	(25)
Changes in operating assets and liabilities:
Accounts receivable	48,843	(75,353)	75,613	11,547
Prepayments and other current assets	110,172	26,335	54,987	8,397
Accounts payable	(104,933)	39,519	(18,560)	(2,834)
Salary and welfare payables	(40,940)	88,448	(64,934)	(9,916)
Taxes payable	(20,875)	12,541	(30,719)	(4,691)
Deferred revenue	73,145	7,297	91,107	13,913
Accrued liabilities and other payables	33,730	(51,794)	63,976	9,770
Net cash provided by operating activities	676,530	901,510	969,315	148,025

Cash flows from investing activities:
Purchase of property, equipment and software	(60,135)	(63,199)	(141,157)	(21,556)
Proceeds from sale of property, equipment and software	—	121	1	—
Transfer from/(to) restricted cash	91,864	(108,600)	—	—
Net change in time deposits with terms of three months	(76,782)	487,580	231,682	35,380
Placement/rollover of matured time deposits	(2,771,650)	(4,390,645)	(2,863,899)	(437,350)
Uplift of matured time deposits	2,540,391	2,799,112	2,157,008	329,400
Net change in other assets	(1,977)	(1,746)	(5,844)	(892)
Net cash used in investing activities	(278,289)	(1,277,377)	(622,209)	(95,018)

Cash flows from financing activities:
Capital contribution from non-controlling interests	—	16	—	—
Proceeds from employees exercising stock options	5,182	1	30,252	4,620
Payment of other long-term payable	—	—	(10)	(2)
Net cash provided by financing activities	5,182	17	30,242	4,618

Effect of exchange rate changes on cash held in foreign currencies	(1,608)	(3,123)	7,112	1,086
Net increase in cash	401,815	(378,973)	384,460	58,711
Cash, beginning of the period	1,041,290	1,664,110	1,285,137	196,255
Cash, end of the period	1,443,105	1,285,137	1,669,597	254,966

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	62,264	31,177	91,682	14,001
Supplemental schedule of non-cash investing and

Fixed asset purchases financed by accounts payable and accrued liabilities	39,625	146,523	64,347	9,827

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)
	(Revised, Note 3)
Revenues:
Online game services	1,085,322	1,422,408	1,385,643	211,603
Advertising services	91,548	233,701	126,828	19,368
Wireless value-added services and others	18,060	23,301	25,680	3,922
Total revenues	1,194,930	1,679,410	1,538,151	234,893

Business taxes:
Online game services	(21,108)	(22,772)	(25,392)	(3,878)
Advertising services	(8,979)	(22,329)	(12,198)	(1,863)
Wireless value-added services and others	(355)	(570)	(610)	(93)
Total business taxes	(30,442)	(45,671)	(38,200)	(5,834)

Net revenues:
Online game services	1,064,214	1,399,636	1,360,251	207,725
Advertising services	82,569	211,372	114,630	17,505
Wireless value-added services and others	17,705	22,731	25,070	3,829
Total net revenues	1,164,488	1,633,739	1,499,951	229,059

Cost of revenues:
Online game services	(299,337)	(394,764)	(408,201)	(62,337)
Advertising services	(68,637)	(98,354)	(76,316)	(11,654)
Wireless value-added services and others	(24,066)	(27,207)	(30,473)	(4,654)
Total cost of revenues	(392,040)	(520,325)	(514,990)	(78,645)

Gross profit (loss):
Online game services	764,877	1,004,872	952,050	145,388
Advertising services	13,932	113,018	38,314	5,851
Wireless value-added services and others	(6,361)	(4,476)	(5,403)	(825)
Total gross profit	772,448	1,113,414	984,961	150,414

Gross profit (loss) margin:
Online game services	71.9%	71.8%	70.0%	70.0%
Advertising services	16.9%	53.5%	33.4%	33.4%
Wireless value-added services and others	(35.9)%	(19.7)%	(21.6)%	(21.6)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:  The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.5483 on March 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	1,670	8,081	13,602	2,077
Operating expenses
- Selling and marketing expenses	320	1,869	3,255	497
- General and administrative expenses	1,823	7,915	11,237	1,716
- Research and development expenses	2,048	6,643	10,144	1,549

Note 3:  In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration to the respective functions based on headcount under cost of revenue, selling and marketing, research and development and general and administration.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenue and operating expense amounts in the condensed consolidated statements of operations and segment information for the relevant prior period in order to conform to the current period’s presentation.  There is no change to the condensed consolidated balance sheets and the condensed consolidated statements of cash flows.